SIERRA RESOURCE GROUP, INC.
9550 S. EASTERN AVENUE,  SUITE 253
LAS VEGAS, NV 89123

January 4, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

Re:          Sierra Resource Group, Inc.
Form 10-K for the fiscal year ended December 31, 2010, Filed April 18, 2011
File No. 000-25301

Dear Tia Jenkins, Raj Rajan and Brian K. Bhandari:

Below are the responses to your comments as to your letter of November 16, 2011 and December 19, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page F-2

1.
Please note that for exploration stage entities, auditor association with the cumulative data since inception is required in annual reports. Please advise your auditor to revise the scope and opinion paragraphs of their audit report to opine upon the cumulative period from inception (December 21, 1992) through December 31, 2010 in addition to the annual periods already included. Please emend your Form 10-K accordingly.

The company has contacted its auditor to revise the scope and opinion paragraphs of their audit report to opine upon the cumulative period from inception (December 21, 1992) through December 31, 2010. The auditor has revised their opinion to include the revise language.  The Company will file an amended form 10K/A for December 31, 2010. As part of this amended filing the revised opinion letter will be included.  No other financial  information will change.

The Company hereby acknowledges:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•           Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ J. Rod Martin
-------------------------------------------
Chief Executive Officer